CUSIP NO. 847517 10 9                    13D                 Page  1 of 8 Pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.   20549

                          __________________________________

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. __ )*

                           SPECIALTY TELECONSTRUCTORS, INC.
                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
                            (Title of Class of Securities)

                                     847517 10 9
                                    (CUSIP Number)

                                   FRANK D. LACKEY
                                  15800 SONOMA COURT
                                EDMOND, OKLAHOMA 73013

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                     MAY 14, 1997
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (CONTINUED ON FOLLOWING PAGE(S))

Doc 1                                                                  Page 2

1.  NAME OF REPORTING PERSON
    Frank D. Lackey

    S.S. or I.R.S. IDENTIFICATION NO. --
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (A)  [ ]
                                                           (B)  [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2 (d) OR 2 (e).[  ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------------------
       NUMBER OF        7.   SOLE VOTING POWER                        0
        SHARES
     BENEFICIALLY       -------------------------------------------------------
        OWNED           8.   SHARED VOTING POWER                268,000
        AS OF
     MAY 14, 1997       -------------------------------------------------------
       BY EACH          9.   SOLE DISPOSITIVE POWER                   0
      REPORTING
       PERSON           -------------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER           268,000
-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    268,000
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

Doc 1                                                                  Page 3
                                                      [ ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    5.2%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    IN

Doc 1                                                                  Page 4

1.  NAME OF REPORTING PERSON
    Jo LaVern Lackey

    S.S. or I.R.S. IDENTIFICATION NO. --
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (A)  [     ]
                                                      (B)  [ X ]
-------------------------------------------------------------------------------
3.  SEC USE ONLY

-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    OO
-------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2 (d) OR 2 (e). [ ]

-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
-------------------------------------------------------------------------------
       NUMBER OF        7.   SOLE VOTING POWER              132,000
        SHARES
     BENEFICIALLY       -------------------------------------------------------
         OWNED          8.   SHARED VOTING POWER            268,000
         AS OF
     MAY 14, 1997       -------------------------------------------------------
       BY EACH          9.   SOLE DISPOSITIVE POWER         132,000
      REPORTING
       PERSON           -------------------------------------------------------
        WITH            10.  SHARED DISPOSITIVE POWER       268,000

-------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    400,000
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]

Doc 1                                                                  Page 5
                                                                 [ ]
-------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    7.8%
-------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    IN

Item 1.  SECURITY AND ISSUER.

         Common Stock, par value $.01 per share, of Specialty
Teleconstructors, Inc. (the "Issuer"), the principal executive offices of which are located at 12001 State Highway 14 North, Cedar Crest, New Mexico 87008

Item 2.  IDENTITY AND BACKGROUND.

         (a)-(f) This statement is filed jointly by Frank D. Lackey, in his individual capacity and as Co-Trustee of the Frank D. Lackey Revocable Trust and the Jo LaVern Lackey Revocable Trust, and by Jo LaVern Lackey, in her individual capacity, and in her capacity as Co-Trustee of the Jo LaVern Lackey Revocable Trust and the Frank D. Lackey Revocable Trust, and as the Trustee of the Jay Christopher Lackey Irrevocable Trust (the "Reporting Persons"), each of whom reside at 15800 Sonoma Court, Edmond, Oklahoma 73013.
 The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13 (d) (3) of the Securities Exchange Act of 1934, as amended. During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 14, 1997, pursuant to a certain Agreement and Plan of Merger ("Merger Agreement") among Novak & Lackey Construction Co., Inc. ("Novack & Lackey"), each of the Shareholders of Novack & Lackey Construction Co., Inc., Speciality Teleconstructors, Inc. ("Issuer"), and N&L Acquisition, Inc. ("N&L"), the shareholders of Novak & Lackey agreed to merge with Issuer. In return for such agreement to merge, the shareholders of Novak & Lackey received one hundred and sixty (160) shares of Common Stock, par value $.01 per share, of the Issuer in exchange for each share of Novak & Lackey Common Stock, par value $1.00 per share. Pursuant to the Merger Agreement, the Reporting Persons exchanged all of the 2,500 outstanding shares of Novak & Lackey owned by them for a total of 400,000

Doc 1                                                                  Page 6

shares of the Issuer's Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

         Except for the appointment of Frank D. Lackey to a position on Issuer's Board of Directors, neither of the Reporting Persons has any present plans or proposals which result to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Frank D. Lackey beneficially owns 268,000 shares of the Issuer's Common Stock, representing 5.2% of the class. The number of shares beneficially owned by Mr. Lackey includes 252,000 shares owned by Mr. Lackey as Co-Trustee for the Frank D. Lackey Revocable Trust and 16,000 shares owned by the Jo LaVern Lackey Revocable Trust of which Mr. Lackey is Co-Trustee. Jo LaVern Lackey beneficially owns 400,000 shares of the Issuer's Common Stock, representing 7.8% of the class. The number of shares beneficially owned by Mrs. Lackey includes 16,000 shares beneficially owned by Mrs. Lackey as Co-Trustee of the Jo LaVern Lackey Revocable Trust, 252,000 shares beneficially owned by Mrs. Lackey as Co-Trustee of the Frank D. Lackey Revocable Trust, and 132,000 shares beneficially owned by Mrs. Lackey as Trustee of the Jay Christopher Lackey Irrevocable Trust.

    (b) Of the shares of Common Stock beneficially owned by Mr. Lackey, Mr. Lackey has the shared power, with Mrs. Lackey, to vote, or to direct the vote of, and to dispose, or to direct the disposition of 268,000 shares and the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 0 shares. Of the shares of Common Stock beneficially owned by Mrs. Lackey, Mrs. Lackey has the shared power, with Mr. Lackey, to vote, or to direct the vote of, and to dispose, or to direct the disposition of 268,000 shares and the sole power to vote, or to direct the vote of, and to dispose, or to direct the disposition of 132,000 shares.

    (c) Except for shares of Common Stock issued as a result of the merger discussed in Item 3 above neither of the Reporting Persons have effected a transaction in the Common Stock of the Issuer during the past sixty days.

    (d)  Not Applicable.

    (e)  Not Applicable.

Doc 1                                                                  Page 7

Item 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         Under the terms of the Merger Agreement, Reporting Persons are restricted in their ability to sell, pledge, transfer or otherwise dispose of Issuer's shares of Common Stock received in the Merger until such time as Issuer has published consolidated financial results that cover at least thirty (30) days of combined post-merger operations of Issuer and N&L. This restriction is in addition to restrictions on transfer as a result of the fact that the Common Stock received in the Merger has not been registered under the Securities Act of 1933 ("Securities Act") In addition, Reporting Persons have a right to have one hundred thousand (100,000) of the shares of Common Stock registered under the Securities Act on a Form S-3 no later than forty-five (45) days after the closing of the Merger to permit public sales in non-underwritten transactions for a period of six (6) months, which may be extended by Reporting Persons to May 14, 1998.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement relating to the joint filing of Statement on Schedule 13D dated May 23, 1997 as required by Rule 13d-1(f).

         2. Agreement and Plan of Merger among Novak & Lackey Construction Co., Inc. ("Novak & Lackey"), each of the Shareholders of Novak & Lackey Construction Co., Inc., Speciality Teleconstructors, Inc. ("Issuer"), and N&L Acquisition, Inc. ("N&L"). Incorporated by reference to Exhibit 10.1 to Form-10QSB for the quarter ending March 31, 1997 of Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 1997

/S/ Frank D. Lackey
-------------------------------------
Frank D. Lackey

Doc 1                                                                  Page 8

/S/ Jo LaVern Lackey
-------------------------------------
Jo LaVern Lackey